WIRELESS ATTACHMENTS, INC.

2789 S. Lamar Street

Denver, Colorado 80227

(303) 763-7527

June 11, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Ms. Mary Beth Breslin

RE:     Wireless Attachments, Inc.

Registration Statement on Form S-1

File No: 333-175825

Post-Effective Amendment Filed May 24, 2012

Dear Ms. Breslin:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Wireless Attachments, Inc., a Colorado corporation (the "Company"), hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal, as promptly as practicable, of the Company's Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-175285) (the "Amendment"), originally filed with the Commission on May 4, 2012.  In accordance with our discussions with the Staff of the Commission, the Amendment was filed in error.  No securities were sold in connection with the Amendment.

If you have any questions regarding this request for withdrawal, please contact Jeffrey A. Bartholomew at (303) 297-2600.

Very truly yours,

/s/ Steve S. Sinohui

Steve S. Sinohui

President